FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated November 18, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 18, 2013	By:	/s/ Ms. Shanthi Venkatesan
			Name:	Ms. Shanthi Venkatesan
			Title:	Deputy General Manager

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051

News Release	November 18, 2013

For Immediate Publication

ICICI Bank’s US$ USD 750 million International Bond offering

ICICI Bank (NYSE: IBN), acting through its Dubai branch, successfully priced an issuance of 5.5 year fixed rate notes of US$ 750 million. The notes carry a coupon of 4.80% and were offered at an issue price of 99.609

The securities referred to in this document were offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (“Securities Act”), and outside the United States only to non-U.S. persons under Regulation S of the Securities Act.

The securities referred to in this document have not been, and will not be, registered under the Securities Act, or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The issuer does not intend to make a public offer of the notes in the United States or to register any notes under the Securities Act.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes.

For Press Queries:
Sujit Ganguli
Head, Corporate Communications and Brand Group
ICICI Bank Limited
Bandra Kurla Complex, Mumbai – 400051
Email – ganguli.sujit@icicibank.com